Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF ASPIRA WOMEN’S HEALTH INC.

Aspira Women’s Health Inc. (the “Corporation”), a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

1.

This Certificate of Amendment amends the provisions of the Corporation’s Fourth Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on January 22, 2010, as amended by the Certificate of Amendment filed with the Secretary of State of the State of Delaware on June 27, 2014, as amended by the Certificate of Amendment filed with the Secretary of State of the State of Delaware on June 11, 2020, and further amended by the Certificate of Amendment filed with the Secretary of State of the State of Delaware on February 6, 2023 (the “Certificate of Incorporation”).

2.

The board of directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending the first three paragraphs of Article IV of the Certificate of Incorporation to read as follows:

“The corporation is authorized to issue two classes of shares of stock to be designated, respectively, Common Stock, $0.001 par value, and Preferred Stock, $0.001 par value. The total number of shares that the corporation is authorized to issue is 205,000,000 shares. The number of shares of Common Stock authorized is 200,000,000. The number of shares of Preferred Stock authorized is 5,000,000.

Notwithstanding anything to the contrary, to the extent prohibited by Section 1123(a)(6) of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), the corporation will not issue non-voting equity securities; provided, however that the foregoing restriction will (a) have no further force and effect beyond that required under Section 1123 of the Bankruptcy Code, (b) only have such force and effect for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the corporation, and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time may be in effect.

Effective as of 5:00 pm Eastern Time, on the date this Certificate of Amendment to this Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (the “Effective Time”), each fifteen (15) shares of the corporation’s Common Stock, par value $0.001 per share, issued and outstanding shall be combined into one (1) share of Common Stock, par value $0.001 per share, of the corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall, upon surrender after the Effective Time of a certificate, which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, be entitled to receive cash for such holder’s fractional share based upon the closing sales price of the corporation’s Common Stock as reported on the Nasdaq Capital Market on the date this Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation of the corporation is filed with the Secretary of State of the State of Delaware.”

3.

This Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly adopted and approved in accordance with the provisions of Section 242 of the General Corporation Law at the annual meeting of the stockholders of the Corporation.

* * * * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on this 11th day of May 2023.

Aspira Women’s Health Inc.
By:	/s/ Nicole Sandford
Nicole Sandford President and Chief Executive Officer